UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 000-19914

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE RESTATED COTT USA 401(K)

SAVINGS & RETIREMENT PLAN

5519 West Idlewild Avenue

Tampa, Florida 33634

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COTT CORPORATION

6525 Viscount Road Mississauga, Ontario	5519 West Idlewild Avenue Tampa, Florida 33634

The Restated Cott USA 401(k) Savings & Retirement Plan

*	All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of

The Restated Cott USA 401(k) Savings & Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Restated Cott USA 401(k) Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Tampa, Florida

June 24, 2009

The Restated Cott USA 401(k) Savings & Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets
Noninterest bearing cash	$23,743	$104,109
Investments, at fair value	23,344,654	32,068,426
Due from brokers	2,251	2,172
Participant contributions receivable	164,843	—
Employer contributions receivable	129,751	94,444

	23,665,242	32,269,151

Liabilities
Due to broker	25,445	106,264
Excess contributions payable to participants	1,925	25,453

Net assets available for benefits at fair value	23,637,872	32,137,434

Adjustment from fair value to contract value for interest in collective investment trust relating to fully benefit-responsive investment contracts (Note 2)	329,648	(7,129)

Net Assets Available for Benefits	$23,967,520	$32,130,305

The accompanying notes are an integral part of these financial statements.

The Restated Cott USA 401(k) Savings & Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2008 and 2007

	2008	2007
Additions to net assets attributed to
Participant contributions	$3,028,898	$2,747,386
Employer contributions	2,250,600	1,739,175
Rollover contributions	358,289	224,994
Interest and dividend income	547,778	1,459,054
Net (depreciation) appreciation in fair value of investments	(8,476,770)	542,271

Total (deductions) additions	(2,291,205)	6,712,880

Deductions from net assets attributed to
Benefits paid to participants	5,685,629	8,258,130
Administrative costs	185,951	171,943

Total deductions	5,871,580	8,430,073

Net decrease	(8,162,785)	(1,717,193)

Net Assets Available for Benefits
Beginning of year	32,130,305	33,847,498

End of year	$23,967,520	$32,130,305

The accompanying notes are an integral part of these financial statements.

The Restated Cott USA 401(k) Savings & Retirement Plan

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of Plan

General

The following description of The Restated Cott USA 401(k) Savings & Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution savings and investment plan under Section 401(k) of the Internal Revenue Code (“IRC”) covering substantially all full-time employees 18 years or older who have completed six months of service with Cott Beverages, Inc. (formerly Cott Beverages USA, Inc.), a wholly-owned subsidiary of Cott Corporation (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). For the years ended December 31, 2008 and 2007, Wachovia Retirement Services Company (“Wachovia”) served as the trustee and custodian.

Contributions

Participation in the Plan is voluntary. Active participants can contribute up to 30% of earnings, to a maximum of $15,500 for 2008 and $15,500 for 2007 to the Plan in the form of basic contributions. Contributions in excess of those allowed by IRC Section 401(k)(3) are reflected as excess participant contributions. The Company matches the employee contributions dollar for dollar up to 6% of the participant’s earnings. Investment in Cott Corporation Common Stock is optional for Plan participants. Non-matching Company contributions may be made at the discretion of the Board of Directors of the Company. There were no non-matching contributions for the years ended December 31, 2008 or 2007.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is at a rate of 20% for the first year based on eligibility date. A participant is 100% vested after 2 years of credited service.

Investment Options

The Plan provides participants with eleven diverse mutual funds, two collective investment trust funds and Cott Corporation Common Stock, as investment options in which to invest their contributions.

Participant Loans

Participants may borrow from their accounts up to a maximum of the lesser of $50,000 or 50% of their account balance. The term of the loan shall not exceed 5 years except for loans to purchase a primary residence, in which case the term of the loan shall not exceed 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus 1%. Principal and interest is paid ratably through payroll deductions.

Benefit Payments

Vested benefits of retired, disabled, or terminated employees are distributed as a single lump-sum payment and are recorded when paid.

The Restated Cott USA 401(k) Savings & Retirement Plan

Notes to Financial Statements

December 31, 2008 and 2007

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting except for benefits paid to participants, which are recorded when paid.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), which establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

•	Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

•	Mutual funds: Valued at the net asset value (‘NAV”) of shares held by the plan at year end.

•	Participant loans: Valued at amortized cost, which approximates fair value.

•

Collective Investment Trust: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (Refer to “Investment Valuation and Income Recognition”).

The Restated Cott USA 401(k) Savings & Retirement Plan

Notes to Financial Statements

December 31, 2008 and 2007

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$15,082,825	$—	$—	$15,082,825
Common stocks	491,142	—	—	491,142
Collective Investment Trust	—	6,333,164	—	6,333,164
Participant loans	—	—	1,437,523	1,437,523

Total assets at fair value	$15,573,967	$6,333,164	$1,437,523	$23,344,654

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Year Ended December 31, 2008
Participant loans
Balance, beginning of year	$1,265,442
Purchases, sales, issuances and settlements (net)	172,081

Balance, end of year	$1,437,523

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115 (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 also includes an amendment to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, which applies to all entities with available-for-sale and trading securities. This statement is effective as of the beginning of an entity’s first fiscal year that began after November 15, 2007. The statement was adopted by management in the year ended December 31, 2008. The implementation did not result in a material change to the net assets available for benefits.

The Restated Cott USA 401(k) Savings & Retirement Plan

Notes to Financial Statements

December 31, 2008 and 2007

Investment Valuation and Income Recognition

With the exception of the Cott Corporation Common Stock, the Plan invests in diverse mutual funds and two collective investment trust funds managed by Wachovia Securities as of December 31, 2008. Investments in the collective trust funds are valued at quoted market prices to determine a current fund value. Investments in securities for which exchange quotations are readily available are valued at the last sales price or, if no sales price exists, at the closing bid price. Investments in mutual funds are recorded at their respective daily net asset value. Participant loans are recorded at cost, which approximates fair value.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”), investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Plan invests in investment contracts through a collective investment trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective investment trust as well as the adjustment of the investment in the collective investment trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Therefore the presentation of the December 31, 2008 and 2007 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Participant Accounts

Participant accounts are credited with units by investment for participant contributions, employer contributions, fund transfers and loan repayments. Unit values are calculated daily to reflect the gains or losses of the underlying investments and expenses. Each participant’s account is credited with the participant’s contribution and allocation of Plan earnings. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the units in the participant’s account by investment multiplied by the appropriate unit values on the valuation date.

Contributions

Participant and employer contributions are recorded in the period during which payroll deductions are made from the participants’ earnings.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of increases and decreases in net assets during the reporting periods. Actual results could differ from those estimates.

The Restated Cott USA 401(k) Savings & Retirement Plan

Notes to Financial Statements

December 31, 2008 and 2007

Administrative Costs

Substantially all administrative expenses of the Plan are paid by the Plan. Additionally, participant returns are reported net of investment management fees and other administrative expenses.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

3.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions and terminate the Plan. Upon a complete or partial termination of the Plan, the account of each affected participant will fully vest. The form and timing of payment will be as determined under the Plan at the time of plan termination.

4.	Tax Status

Effective January 1, 2008, the Plan has been amended to provide for as an automatic enrollment 401(k) safe-harbor plan. The Internal Revenue Service has determined and informed the Company by a letter dated September 12, 2008, that the Plan is qualified, and that the trust established under the plan is tax exempt under the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. Therefore no provision for income taxes has been included in the Plan’s financial statements.

5.	Forfeitures

Forfeited nonvested amounts for 2008 and 2007 were $84,503 and $179,246, respectively. These are included in the Plan’s investments and are available to reduce future employer contributions and pay administrative expenses. Forfeited nonvested amounts used to reduce employer contributions and pay administrative expenses were $134,660 and $227,707 for 2008 and 2007, respectively.

6.	Collective Investment Trust

The Wachovia Diversified Stable Value Fund (the “Value Fund”) and Wachovia Equity Index Trust Fund (the “Equity Index Fund”), offered to participants of the Plan, are collective investment trust funds managed by Wachovia Securities. The Value Fund consists of a diversified portfolio of high quality stable value investment contracts issued by life insurance companies, banks and other financial institutions. The Equity Index Fund consists of a diversified portfolio of high quality equity investments. Income is accrued daily and reinvested in the funds. The accrual of income is reflected in each fund’s unit price which is priced daily and is not held constant.

7.	Related-Party Transactions

Fees paid by the Plan for trustee management services amounted to $106,047 and $111,943 for the years ended December 31, 2008 and 2007, respectively. These fees qualify as party-in-interest transactions and are recorded in administrative costs in the accompanying Statements of Changes in Net Assets Available for Benefits.

The Restated Cott USA 401(k) Savings & Retirement Plan

Notes to Financial Statements

December 31, 2008 and 2007

The Plan’s investments include shares of Cott Corporation Common Stock and Participant Loans. These transactions qualify as party-in-interest transactions. Certain Plan investments are managed by Wachovia. Wachovia is the trustee as defined by the Plan and, therefore, the Value Fund and Equity Index Fund qualify as party-in-interest transactions. The Evergreen International Equity Fund is a mutual fund managed by subsidiaries of Wachovia; therefore, qualifies as a party-in-interest transaction.

8.	Investments

The following tables present the Plan’s investments that represent 5% or more of the Plan’s assets as of December 31, 2008 and 2007:

	2008	2007
American Balanced Fund	$4,348,582	$4,687,229
American Funds Growth Fund of America	4,971,686	10,039,930
Evergreen Core Bond Fund	—	2,097,699
JP Morgan Core Bond Fund Select	2,018,774	—
Thornburg Core Growth Fund	698,563	2,107,658
Wachovia Diversified Stable Value Fund	6,090,455	5,786,809

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2008	2007
Collective Investment Trust Fund	$148,191	$325,966
Common stock	(734,637)	(667,001)
Mutual funds	(7,890,324)	883,306

	$(8,476,770)	$542,271

The Restated Cott USA 401(k) Savings & Retirement Plan

Notes to Financial Statements

December 31, 2008 and 2007

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	2008	2007
Net Assets Available for Benefits per the financial statements	$23,967,520	$32,130,305
Less: Current year participant contributions receivable	(164,843)	(94,444)
Less: Current year employer contributions receivable	(129,751)	-
Plus: Current year excess contributions payable to participants	1,925	25,453
Less: Adjustment from contract value to fair value for interest in collective investment trust relating to fully benefit-responsive investment contracts	(329,648)	—

Net Assets Available for Benefits per Form 5500	$23,345,203	$32,061,314

The following is a reconciliation of additions per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	2008	2007
Participant contributions per the financial statements	$3,028,898	$2,747,386
Plus: Additional prior year excess contributions payable to participants	9,274	—
Plus: Current year excess contributions payable to participants per the financial statements	1,925	25,453
Less: Current year participant contributions receivable	(164,843)	—

Participant contributions per Form 5500	$2,875,254	$2,772,839

Employer contributions per the financial statements	$2,250,600	$1,739,175
Plus: Prior year employer contributions receivable	94,444	52,300
Less: Current year employer contributions receivable	(129,751)	(94,444)

Employer contributions per Form 5500	$2,215,293	$1,697,031

The Restated Cott USA 401(k) Savings & Retirement Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2008	Schedule I

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost**	(e) Current Value
	American Balanced Fund	Mutual Fund	N/A	$4,348,582
	American Funds Growth Fund of America	Mutual Fund	N/A	4,971,686
	Columbia Large Cap Value	Mutual Fund	N/A	72,735
	Columbia Small Cap Value II	Mutual Fund	N/A	106,407
	Davis New York Venture Fund	Mutual Fund	N/A	676,918
	JP Morgan Core Bond Fund Select	Mutual Fund	N/A	2,018,774
*	Evergreen International Equity Fund	Mutual Fund	N/A	727,998
	Fidelity Advisor Small Cap Fund	Mutual Fund	N/A	544,219
	Franklin Strategic Income Fund	Mutual Fund	N/A	429,147
	Goldman Sachs Mid Cap Value Fund	Mutual Fund	N/A	487,796
	Thornburg Core Growth Fund	Mutual Fund	N/A	698,563
*	Wachovia Diversified Stable Value Fund	Collective Investment Trust Fund	N/A	6,090,455
*	Wachovia Equity Index Trust Fund	Collective Investment Trust Fund	N/A	242,709
*	Cott Corporation	Common Stock	N/A	491,142
*	Participant Loans	Interest rates of 4.25% to 9.5%	N/A	1,437,523

				$23,344,654

*	Party-in-interest defined by ERISA.
**	Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan’s fiscal year or acquired at any time during the Plan’s fiscal year and disposed of any time before the last day of the Plan’s fiscal year, with certain exceptions. Cost information may be omitted with respect to the participant directed investment.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Restated Cott USA 401(k) Savings & Retirement Plan

By:	/s/ Reese Reynolds
Reese Reynolds Senior Director Global Compensation & Benefits Cott Corporation

June 24, 2009